# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Koninklijke Philips NV, CIK 0000313216
CUSIP: 000000000
Title of class of securities: Ordinary shares, par value Euro 0.20 per share
Address of issuer's principal executive offices: BREITNER CENTER, AMSTELPLEIN 2, AMSTERDAM, Netherlands (P7), 1096 BC
Date of event which requires filing of this statement: 03/15/2025
Amends the filing with accession number 0001193125-23-218810
Filed by CIK 0001589122
Persons authorized to receive notices and communications: Jeff Hendrickson, Esq., Allen Overy Shearman Sterling LLP, One Bishops Square, London, United Kingdom (X0), E1 6AD, 44 20 3088 0000

## Reporting persons
- Giovanni Agnelli B.V.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 172,779,520; shared voting power 0; sole dispositive power 172,779,520; shared dispositive power 0; aggregate amount beneficially owned 172,779,520 (18.7% of the class)
- Exor N.V. (CIK 0001589122): type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 172,779,520; shared voting power 0; sole dispositive power 172,779,520; shared dispositive power 0; aggregate amount beneficially owned 172,779,520 (18.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value Euro 0.20 per share
Name of issuer: Koninklijke Philips NV
Address of issuer's principal executive offices: BREITNER CENTER, AMSTELPLEIN 2, AMSTERDAM, Netherlands (P7), 1096 BC
Comment: This Amendment No. 3 (the "Amendment No. 3") relates to the Schedule 13D filed on August 23, 2023 (the "Original Schedule 13D"), as amended and supplemented by Amendment No. 1 (the "Amendment No. 1") on May 14, 2024 and Amendment No. 2 (the "Amendment No. 2") on June 21, 2024 (together with the Original Schedule 13D and Amendment No. 1, the "Schedule 13D"), which were filed with the Securities and Exchange Commission by (1) Giovanni Agnelli B.V. ("G.A.") and (2) Exor N.V. ("Exor") (each a "Reporting Person", and collectively referred to herein as the "Reporting Persons") with respect to the ordinary shares (the "Shares") of Koninklijke Philips NV ("Philips" or the "Issuer").

## Item 2. Identity and Background
Name of person filing: The information set forth in Schedule A of Item 2 (c) of the Original Schedule 13D is hereby amended to the information set forth in Schedule A attached hereto.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

The Reporting Persons acquired an additional 9,061,663 Shares for an aggregate purchase price (subject to adjustment) of approximately Euro 223 million. The Reporting Persons own a total of 172,779,520 Shares having spent to date approximately Euro 3.5 billion in relation to the acquisition of the Shares. All Shares purchased by the Reporting Persons were purchased using investment capital of the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and supplemented with the following information:

Rows (11) and (13) of the cover pages to this Amendment No. 3 are incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows (7) through (10) of the cover pages to this Amendment No.3 are hereby incorporated by reference.
Transactions in the class effected during the past sixty days: The information set forth in Items 3 of this Amendment No. 3 is incorporated by reference herein. The transactions in the class of securities reported on this Amendment that were effected during the past 60 days by or on behalf of the Reporting Persons are set forth in Schedule B. Other than those transactions, there were no other such transactions by the Reporting Persons that were effected during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities indicated in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number Description of Exhibits
99.1 Joint Filing Agreement (filed herewith)
99.A Schedule A
99.B Schedule B

## Signatures
- Giovanni Agnelli B.V.: /s/ Guido De Boer, Guido De Boer / Authorized Signatory (03/18/2025)
- Exor N.V.: /s/ Guido De Boer, Guido De Boer / Authorized Signatory (03/18/2025)